SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

On May 13, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning its board of directors’ resolution that a proposal to approve a partial amendment to its Articles of Incorporation be submitted to the 23rd Ordinary General Meeting of Shareholders to be held on June 25, 2008.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: May 13, 2008

May 13, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE CONCERNING PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, it was resolved that a proposal to approve a partial amendment to its Articles of Incorporation be submitted to the 23rd Ordinary General Meeting of Shareholders to be held on June 25, 2008. The details are as follows.

For further inquiries, please contact:
Legal Group,
General Affairs Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5481
E-mail: legal@hco.ntt.co.jp

Partial Amendment of the Articles of Incorporation

1.	Reasons for Amendment

(1)	In light of the spread of the Internet and in order to provide greater convenience to shareholders, the Articles are to be amended so that the method of public notice is changed from publication in the Nippon Keizai Shimbun published in Tokyo to electronic notices. The amendments also provide for measures in the event that, for unavoidable reasons, electronic notices cannot be published. (Proposed amendment to Article 4 in 2.(1) below) In addition to the above, the proposed amendments include additions made to the text in order to clarify the content of the Articles and make other necessary changes. (Proposed amendments to Articles 10, 23, 30 and 33 in 2.(1) below)

(2)	With the anticipated implementation next January of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), the share certificates of listed companies are to take electronic form (“Electronic Share Certificate System”).

With the introduction of the Electronic Share Certificate System, fractional shares will need to be eliminated. In conjunction with this, we need to ensure that the rights of holders of fractional shares are maintained and that transition away from the fractional share system to a unit share system will be smooth. In order to do so, on the day immediately preceding the day on which Electronic Share Certificate System will be introduced, by splitting one share into 100 shares, fractional shares will be eliminated, and the number of shares constituting one unit shall be set at 100. The rights relating to shares comprising less than one unit will be made similar to the current rights relating to fractional shares.

With respect to the stock split, the board of directors, at their meeting held May 13, 2008, have already resolved that, subject to approval at this general shareholders meeting of the partial amendment to the Articles of Incorporation whereby the number of shares constituting one unit shall be set at 100 shares, on the day immediately preceding the day on which the Electronic Share Certificate System will be introduced, one share will be split into 100 shares, and that, in conjunction with this, the number of authorized shares as stipulated in Article 6 of the current Articles of Incorporation will be increased to 6,192,920,900 shares.

In addition to the above, the proposed amendments also make amendments to provisions throughout the Articles, as necessitated by the elimination of fractional shares. (Proposed amendments in 2.(2) and 2.(3) below)

2.	Details of Amendments and Effective Date of Such Amendments

The details of amendments and the effective date of such amendments are as follows:

(1)	Amendments to the Articles of Incorporation effective upon approval by the Minister of Internal Affairs and Communications immediately after the conclusion of this general shareholders meeting.

(Underline indicates change)

Current Articles of Incorporation	Proposed Amendment
(Public Notices) Article 4. Public notices of the company shall be given by publication in the “Nippon Keizai Shimbun” published in Tokyo.

(Public Notices)

Article 4. Public notices of the company shall be given electronically; provided, however, that if public notice cannot be given electronically due to an accident or other unavoidable event, public notice will be given by publication in the “Nippon Keizai Shimbun”.

(Share Handling Regulations)

Article 10. Administrative work related to the company’s shares, fractional shares and stock acquisition rights, and the fees therefor shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Share Handling Regulations)

Article 10. Administrative work related to the company’s shares, fractional shares and stock acquisition rights, and the fees therefor, as well as matters relating to the exercise of rights by shareholders, shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Meetings of the Board of Directors)

Article 23

1. A meeting of the board of directors shall be convened by the president and he shall act as chairman.

2. Notwithstanding the preceding paragraph, when the chairman of the board of directors is appointed, he shall convene the meeting and act as chairman. However, this provision shall not be applicable when the chairman of the board of directors is unable to act.

(Meetings of the Board of Directors)

Article 23

1. A meeting of the board of directors shall be convened by the president and he shall act as chairman.

2. Notwithstanding the preceding paragraph, when the chairman of the board of directors is appointed, he shall convene the meeting and act as chairman. However, this provision shall not be applicable when the chairman of the board of directors is unable to act.

3. When the president is unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the board of directors.

4. Notice of a meeting of the board of directors shall be dispatched to each director and corporate auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of directors entitled to vote who are present and constitute a majority of all directors entitled to vote.

6. Notwithstanding the foregoing paragraph to the contrary, if the requirements of Article 370 of the Corporation Law are fulfilled, resolutions of the board of directors shall be deemed to have occurred.

7. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, any other matters with respect to the board of directors shall be governed by the regulations of the board of directors established by the board of directors.

3. When the president is unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the board of directors.

4. Notice of a meeting of the board of directors shall be dispatched to each director and corporate auditor no later than three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of directors entitled to vote who are present and constitute a majority of all directors entitled to vote.

6. Notwithstanding the foregoing paragraph to the contrary, if the requirements of Article 370 of the Corporation Law are fulfilled, resolutions of the board of directors shall be deemed to have occurred.

7. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, any other matters with respect to the board of directors shall be governed by the regulations of the board of directors established by the board of directors.

(Meetings of Board of Corporate Auditors)

Article 30

1. Notice of a meeting of the board of corporate auditors shall be dispatched to each corporate auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

(Meetings of Board of Corporate Auditors)

Article 30

1. Notice of a meeting of the board of corporate auditors shall be dispatched to each corporate auditor no later than three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

2. Unless otherwise provided by laws or regulations, resolutions at a meeting of the board of corporate auditors shall be adopted by a majority vote of the corporate auditors.	2. Unless otherwise provided by laws or regulations, resolutions at a meeting of the board of corporate auditors shall be adopted by a majority vote of the corporate auditors.

3. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, any other matters with respect to the board of corporate auditors shall be governed by the regulations of the board of corporate auditors established by the board of corporate auditors.	3. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, any other matters with respect to the board of corporate auditors shall be governed by the regulations of the board of corporate auditors established by the board of corporate auditors.

(Distributions of Surplus, etc.)

Article 33

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year and the holders of fractional shares entered or recorded on the register of fractional shares as of the last day of each business year.

(Distributions of Surplus, etc.)

Article 33

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year and the holders of fractional shares entered or recorded on the register of fractional shares as of the last day of each business year.

2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or the holders of fractional shares were in default of receipt of distributions.	2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders, registered pledgees of shares or the holders of fractional shares were in default of receipt of distributions.

3. In distributions of surplus, the surplus shall bear no interest even during the period referred to in the preceding paragraph.	3. In distributions of surplus, the surplus shall bear no interest even during the period referred to in the preceding paragraph.

(2) Amendments to the Articles of Incorporation effective from the day immediately preceding the introduction of the Electronic Share Certificate System (*).

(*)	This shall be the day, from among the Saturday, Sunday, holiday as stipulated in the Law concerning National Holidays (Law No. 178 of 1948), January 2 or December 31 preceding the implementation date as stipulated in the main text of Article 1 of the Supplementary Regulations to the Settlement Streamlining Law, that is the closest to the implementation date.

(Underline indicates change)

Articles of Incorporation subsequent to the proposed amendments in 2. (1) above	Proposed Amendment
(New)

(Number of Shares Constituting One Unit; and Non-issuance of Share Certificates Representing Less-than-One-Unit Shares)

Article 9

1. The number of shares of the company constituting one unit shall be 100 shares.

2. The company may elect not to issue share certificates for shares representing less than one unit (“Less-than-One-Unit Shares”).

(New)

(Rights with Respect to Less-than-One-Unit Shares)

Article 10. Shareholders of the company (including beneficial owners, hereinafter the same) may not exercise rights with respect to Less-than-One-Unit Shares other than the following rights.

(1) Rights set forth in Article 189, Paragraph 2 of the Corporation Law;

(2) Right of request pursuant to the stipulations of Article 166, Paragraph 1 of the Corporation Law;

(3) Right to receive allocation of offered shares and offered stock acquisition rights in accordance with the number of shares owned by the shareholder; and

(4) Right of request as set forth in the following article.

(Request for Sale of Fractional Shares)

Article 9. A holder of fractional shares may request the company to sell fractional shares which shall become one (1) share if combined with the fractional shares already held by such holder pursuant to the Share Handling Regulations.

(Request for Sale of Less-than-One-Unit Shares)

Article 11. A shareholder may request the company to sell shares in a number which, when combined with the Less-than-One-Unit Shares already held by such shareholder, constitute a full unit of shares, pursuant to the Share Handling Regulations.

(Share Handling Regulations)

Article 10. Administrative work related to the company’s shares, fractional shares and stock acquisition rights, and the fees therefor, as well as matters relating to the exercise of rights by shareholders, shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Share Handling Regulations)

Article 12. Administrative work related to the company’s shares and stock acquisition rights, and the fees therefor, as well as matters relating to the exercise of rights by shareholders, shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Notification of Address and Seal Impression, etc.)

Article 11.

1. A shareholder (including beneficial owner, hereinafter the same), registered pledgee of shares and holder of fractional shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

(Notification of Address and Seal Impression, etc.)

Article 13.

1. A shareholder and registered pledgee of shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

2. A shareholder, registered pledgee of shares and holder of fractional shares, or its legal representative or its representative, having its residence in a foreign country shall designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.	2. A shareholder and registered pledgee of shares, or its legal representative or its representative, having its residence in a foreign country shall designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.	3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.

4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.	4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.

(Transfer Agent)

Article 12.

1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of lost share certificates, the register of holders of stock acquisition rights, the register of fractional shares and the register of beneficial owners and other matters relating thereto.

(Transfer Agent)

Article 14.

1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of lost share certificates, the register of holders of stock acquisition rights and the register of beneficial owners and other matters relating thereto.

2. The transfer agent, its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.	2. The transfer agent, its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.

Article 13. – Article 32. (abbreviated)	Article 15. – Article 34. (same as Articles of Incorporation subsequent to amendments of 2. (1))

(Distributions of Surplus, etc.)

Article 33.

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year and the holders of fractional shares entered or recorded on the register of fractional shares as of the last day of each business year.

(Distributions of Surplus, etc.)

Article 35.

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year.

2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders, registered pledgees of shares or the holders of fractional shares were in default of receipt of distributions.	2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders (including persons that were holders of fractional shares) or registered pledgees of shares were in default of receipt of distributions.

3. In distributions of surplus, the surplus shall bear no interest even during the period referred to in the preceding paragraph.

(Interim Dividends)

Article 34.

1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year, and to the holders of fractional shares entered or recorded on the register of fractional shares as of the same date.

3. In distributions of surplus, the surplus shall bear no interest even during the period referred to in the preceding paragraph.

(Interim Dividends)

Article 36.

1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year.

2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends.	2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends.

(3) Amendments to the Articles of Incorporation effective on the day of introduction of the Electronic Share Certificate System (*).

(*)	The implementation date as stipulated in the main text of Article 1 of the Supplementary Regulations to the Settlement Streamlining Law.

(Underline indicates change)

Articles of Incorporation subsequent to the proposed amendments in 2. (2) above	Proposed Amendment

(Notification of Address and Seal Impression, etc.)

Article 13

1. A shareholder and registered pledgee of shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

(Notification of Address, etc.)

Article 13

1. A shareholder and registered pledgee of shares, or its legal representative or its representative shall provide the company with its name and address. In the event that any change has occurred, the same procedure shall be taken.

2. A shareholder and registered pledgee of shares, or its legal representative or its representative, having its residence in a foreign country shall designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

2. A shareholder and registered pledgee of shares, or its legal representative or its representative, having its residence in a foreign country shall designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.	3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.

4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.	4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.

•

The provision of Article 7 of the current Articles of Incorporation stipulating the issue of share certificates will be deemed to have been abolished by resolution as of the implementation date stipulated in Article 1 of the Supplementary Regulations to the Settlement Streamlining Law as applied pursuant to Article 6 Paragraph 1 of the same Supplementary Regulation.